UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Vincerx Pharma Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92731L106
(CUSIP Number)
March 04, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 92731L106

1	NAME OF REPORTING PERSON Caroline Novak and Igor Lotsvin (Sage Rhino Capital, LLC) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 85-3527027
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Menlo Park, California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON Investment Adviser

CUSIP No.: 92731L106
ITEM 1(a).	NAME OF ISSUER: Vincerx Pharma Inc
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Vincerx Pharma, Inc 260 Sheridan Avenue Suite 400 Palo Alto, CA 94306
ITEM 2(a).	NAME OF PERSON FILING: Caroline Novak and Igor Lotsvin (Sage Rhino Capital, LLC)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 525 Middlefield Road Suite 119, Menlo Park, CA 94025
ITEM 2(c).	CITIZENSHIP: Menlo Park, California
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 92731L106
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
0
(b) Percent of class:
0
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Caroline Novak and Igor Lotsvin (Sage Rhino Capital, LLC) : 0
(ii) shared power to vote or to direct the vote:
Caroline Novak and Igor Lotsvin (Sage Rhino Capital, LLC) : 0
(iii) sole power to dispose or direct the disposition of:
Caroline Novak and Igor Lotsvin (Sage Rhino Capital, LLC) : 0
(iv) shared power to dispose or to direct the disposition of:
Caroline Novak and Igor Lotsvin (Sage Rhino Capital, LLC) : 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Sage Rhino Capital holds for client R Izumi, 1,618,199.00 shares if VINC. R Izumi holds 9.24% of the outstanding Common Shares of VINC.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
R Izumi, an Individual, acquired 1,618,199 shares on VINC on March 4 2021 , as the founder of Vincerx Pharma Inc.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:

CUSIP No.: 92731L106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 30 2021	Caroline Novak and Igor Lotsvin (Sage Rhino Capital, LLC) By: Name: Caroline Novak Title: Managing Partner
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).